Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Markel Corporation:

We consent to the use of our reports dated February 28, 2012, with respect to the consolidated balance sheets of Markel Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the December 31, 2011 consolidated financial statements refers to a change in recognition and presentation of other-than-temporary impairment of investments on April 1, 2009.

/s/ KPMG LLP

Richmond, Virginia

December 26, 2012